UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                        00049172
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                       584709109
                                                                 ---------------
                                                                    CUSIP NUMBER
                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K      [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
             [X] Form 10-QSB    [_] Form 10-D   [_] Form N-SAR  [_] Form N-CSR

     For Period Ended:  June 30, 2005
                      -----------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


China BAK Battery, Inc.
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Full Name of Registrant


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Former Name If Applicable

BAK Industrial Park, No. 1 BAK Street, Kuichong Town,
Lunggang District
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Address of Principal Executive Office (Street and Number)

Shenzhen, People's Republic of China 518119825
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City, State and Zip Code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR, or Form N-CSR
     |         or portion  thereof will be filed on or before the 15th  calendar
     |         day following the prescribed  due date; or the subject  quarterly
     |         report or transition report on Form 10-Q or subject  distribution
     |         report  on Form  10-D,  or  portion  thereof  will be filed on or
     |         before the fifth  calendar day following the prescribed due date;
     |         and
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant and its accountants have been unable to complete the compilation and review of the Registrant's quarterly financial statements in order to file a complete and accurate report without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Robin Bradford                    (214)         659-4697
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

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     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             China BAK Battery, Inc.
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                  (Name of Registrant as Specified in Charter)

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.


Date August 16, 2005            By: /s/ Yongbin Han
    -------------------            ---------------------------------------------
                                   Yongbin Han, Chief Financial Officer

                                   Attachment
                                 Part IV, Item 3


For the quarter ended June 30, 2005, the Company reported revenue of $24.2 million, an increase of 59.1 percent compared to the $15.2 million reported for the quarter ended June 30, 2004. Gross profits for the quarter were $7.6 million, or 31.5 percent of sales, compared to gross profit of $3.7 million, or
24.6 percent of sales for the same period in 2004. Total operating expenses for the quarter ended June 30, 2005 were $3.6 million, or 14.8 percent of sales, compared to $1.7 million, or 10.9 percent of sales for the quarter ended June 30, 2004. Net income for the quarter ended June 30, 2005 increased 112 percent to $3.4 million, compared to net income of $1.6 million for the quarter ended June 30, 2004.


For the nine months ended June 30, 2005, the Company reported revenue of $75.2 million, an increase of 60.1 percent compared to the $46.9 million reported for the nine months ended June 30, 2004. Gross profits were $18.9 million, or 25.1 percent of sales, for the nine-month period, compared to $11.2 million, or 23.9 percent of sales, for the same period in fiscal 2004. Total operating expenses for the nine months ended June 30, 2005 were $9.1 million, or 12.1 percent of sales, compared to $5.3 million, or 11.4 percent of sales for the same period last year. Net income for the nine-month period this year was $7.7 million, an increase of 50 percent, compared to net income of $5.1 million reported in the same year ago period.